SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G**

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Bell & Howell Company
                                (Name of Issuer)

                         Common Stock, par value $.001
                         (Title of Class of Securities)

                                    07790510
                                 (CUSIP Number)

                               December 31, 1998
            (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     / /  Rule 13d-1(c)
     /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,485,424 shares, which constitutes approximately 19.3% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 23,251,438 shares outstanding.

CUSIP No. 07790510

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 4,362,999
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 4,362,999
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,362,999

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 18.8%


12.  Type of Reporting Person: CO

CUSIP No. 07790510

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: United States of America


               5.   Sole Voting Power: 4,362,999 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 4,362,999 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,362,999

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 18.8%


12.  Type of Reporting Person: IN

_______________

(1) Solely in his capacity as the President and controlling shareholder of Keystone, Inc.

CUSIP No. 07790510

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: United States of America


               5.   Sole Voting Power: 111,667
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 111,667
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     111,667

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.5%


12.  Type of Reporting Person: IN

CUSIP No. 07790510

1.   Name of Reporting Person:

     Daniel L. Doctoroff

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: United States of America


               5.   Sole Voting Power: 10,758
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 10,758
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     10,758

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): < 0.1%


12.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 12, 1996 (the "Schedule 13G"), relating to the Common Stock, par value $.001 per share, of Bell & Howell Company (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 1.   Name of Issuer.

     Item 1 is hereby amended and restated in its entirety as follows:

     The name of the Company is Bell & Howell Company (the "Issuer").

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

     Not applicable.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Persons

     Keystone

     Pursuant to Rule 13d-3(a), Keystone is the beneficial owner of 4,362,999 shares of the Stock, which constitutes approximately 18.8% of the outstanding shares of Stock.

     Bass

     In his capacity as the sole shareholder of Keystone, Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,362,999 shares of the Stock, which constitutes approximately 18.8% of the outstanding shares of Stock.

     Crandall

     Pursuant to Rule 13d-3(a), Crandall is the beneficial owner of 111,667 shares of the Stock, which constitutes approximately 0.8% of the outstanding shares of Stock.

     Doctoroff

     Pursuant to Rule 13d-3(a), Doctoroff is the beneficial owner of 10,758 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of Stock.

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     Keystone

     Acting through Bass, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,362,999 shares of the Stock.

     Bass

     In his capacity as the sole shareholder of Keystone, Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,362,999 shares of the Stock.

     Crandall

     Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 111,667 shares of the Stock.

     Doctoroff

     Doctoroff has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,758 shares of the Stock.

Item 10.  Certification.

     Not applicable.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 12, 1999



                         KEYSTONE, INC.


                         By: /s/ W. R. Cotham
                         W. R. Cotham, Vice-President

                         Attorney-in-Fact for:

                         ROBERT M. BASS (1)
                         J. TAYLOR CRANDALL (2)


                         /s/ Daniel L. Doctoroff
                         DANIEL L. DOCTOROFF

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of
J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.